SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 7, 2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations (55 61) 415-1140 ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations (1 212) 983-1702 ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.

CNPJ Corporate Taxpayer Identification 76.535.764/0001-43

Board of Trade NIRE 5330000622-9

Publicly Traded Company

MATERIAL FACT

MINUTES OF THE BOARD OF DIRECTORS MEETING

Held on August 05, 2003

Date and Time: August 5, 2003 at 2:30 p.m.

Place: In the city and state of Rio de Janeiro, Av. Presidente Wilson, 231, 28(Degree) andar (parte).

Summons: Letters dated from July 24 and 25, 2003.

Presence: The following title members of the Board of Brasil Telecom S.A. (BT) were present: Eduardo Seabra Fagundes, Eduardo Cintra Santos, Daniela Maluf Pfeiffer, Francisco Ribeiro de Magalhães Filho, Maria Amalia Delfim de Melo Coutrim, Ricardo Wiering de Barros and Rodrigo Bhering Andrade. The following members of the Fiscal Board were invited to the Meeting: Gilberto Braga and Jorge Michel Lepeltier.

Board: Chairman: Mr. Eduardo Seabra Fagundes. Secretary: Mr. Antonio Amaro Ribeiro de Oliveira e Silva.

Deliberations:

The present board members decided that the minutes should be summarized.

1. At the opening of the meeting, the management of BT presented to its board members, the proposal for loan agreement and/or securities issuance. In addition, BT requested the authorization for the negotiation of the conditions and for the mandate license of the coordinating institutions, in the event of the securities issuance, creation of bank pool in the BNDES operation and for the coordination of PCS Personal Mobile Service financing, in compliance with the market conditions on the occasion of each operation and within the parameters stipulated in the “OPERATIONS FUND-RAISING PROPOSAL DURING THE PERIOD BETWEEN 2003 TO 2008”, which was also presented to the board members.

Thus, the board members unanimously approved the proposal of the BT’s management for the loan agreement and/or securities issuance, in compliance with the market conditions on the occasion of each operation and within the stipulated parameters, in accordance with the conditions set forth in the attached document entitled “OPERATIONS FUND-RAISING PROPOSAL DURING THE PERIOD BETWEEN 2003 TO 2008”. An authorization for the negotiation of conditions and for the mandate license of the coordinating institutions was also granted, in the event of securities issuance, creation of bank pool in the BNDES operation and for the coordination of the SMP Personal Mobile Service financing packages, in compliance with the market conditions on the occasion of each operation and within the stipulated parameters, in accordance with the conditions set forth in the attached document entitled “OPERATIONS FUND-RAISING PROPOSAL DURING THE PERIOD BETWEEN 2003 TO 2008”.

In the event of the financing institutions and/or the relevant authorities requiring that the financing terms and conditions be detailed, the detailing requirement shall be taken to the Board for fulfillment.

2. In the following item to be discussed, the management presented to the board members a proposal where BT provides a real and trust collateral or any other collateral that is required for the financing that may be acquired by the Company for the execution of its Business Plan, through a opening of a fixed credit facility in favor of the companies in which BT participates and in accordance with the detailing set forth in the document, which was also presented to the board members, entitled “PROPOSAL FOR THE EMPLOYMENT OF COLLATERALS BETWEEN BRASIL TELECOM PARTICIPAÇÕES S.A. AND BRASIL TELECOM S.A. AND FROM THE LATTER TO ITS PARTICIPATING COMPANIES – PERIOD FROM 2003 TO 2008”.

Thus, the proposal of the management of BT was approved unanimously BT provides a real and trust collateral or any other collateral that is required for the financing that may be acquired by the Company for the execution of its Business Plan, through a fixed credit open in favor of companies in which BT participates, all in conformity with the detailing set forth in the document entitled “PROPOSAL FOR THE EMPLOYMENT OF COLLATERAL BETWEEN BRASIL TELECOM PARTICIPAÇÕES S.A. AND BRASIL TELECOM S.A. AND FROM THE LATTER TO ITS PARTICIPATING COMPANIES – PERIOD FROM 2003 TO 2008”.

The remuneration of the guarantees shall be set on the usual market basis at the equivalent of 0.75% a year of the amount of the effectively constituted guarantees.

The terms may extend to up to 10 years and must reflect the agreement between the due date of the obligations assumed and their respective guarantees.

In the event of the financial institutions and/or the relevant authorities requiring that the financing terms and conditions be detailed, the detailing requirement shall be taken to the Board for fulfillment.

3. Continuing the works, the management of BT presented a proposal to execute, pursuant article 1 of CVM Instruction #10/80 and its subsequent alterations, in paragraph 1, subparagraph “b”, and in paragraph 2 of article 30 of Law no. 6.404/76, altered by Law no. 10.303/01, and on article 24, VI, of the Company Bylaw, the acquisition by BT of its preferred shares, to be kept in treasury or to be canceled, or for future sale, in accordance with the proposal of the Buy-Back Shares Committee at a meeting held on July 18, 2003.

The proposal of the Board of BT was then unanimously approved to execute, with basis on article 1 of CVM Instruction #10/80 and its subsequent alterations, in paragraph 1, subparagraph “b”, and in paragraph 2 of article 30 of Law no. 6.404/76, altered by Law no. 10.303/01, and on article 24, VI, of the Company Bylaw, the acquisition by BT of its preferred shares, to be kept in treasury or to be canceled, or for future sale, in accordance with the proposal of the Buy-Back Shares Committee at a meeting held on July 18, 2003. The acquisition shall be carried out in accordance with the following terms and conditions:

  The acquisition is aimed at the use of funds for investments resulting from the “Other Capital Reserves” account;

  The Company may purchase, to be kept in treasury or to be cancelled, or for future sale, its preferred shares up to the limit of 18,078,192,282 (eighteen billion, seventy-eight million and one hundred and ninety two thousand, two hundred and eight-two) preferred shares in treasury, which correspond to the limit of 10% (ten percent) of the outstanding preferred shares. The Company has 5,175,010,503 (five billion, one hundred and seventy-five million, ten thousand, five hundred and three) preferred shares in treasury on July 24, 2003;

  The acquisition will be valid for the period of 365 (three hundred and sixty-five) days, beginning on August 06, 2003;

  In accordance with article 5 of CVM Instruction #10/80, there are 188,732,280,665 (one hundred and eighty-eight billion, seven hundred and thirty-two million, two hundred and eighty thousand, six hundred and sixty-five) outstanding shares as of July 24, 2003, being 7,950,357,847 (seven billion, nine hundred and fifty million, three hundred and fifty-seven thousand, eight hundred and forty-seven) common shares and 180,781,922,818 (one hundred and eighty billion, seven hundred and eighty-one million, nine hundred and twenty-two thousand, eight hundred and eighteen) preferred shares;

  The acquisition and/or disposal operations of these shares shall be carried out at the market price and mediated by the following brokerage houses: Unibanco CVM S.A., headquartered at Rua da Quitanda, 157/3° andar, São Paulo – SP, CEP 01.012-010; Itaú CV S.A., headquartered at Rua Boa Vista, 185/3° andar, São Paulo – SP, CEP 01.014-001; and Credit Suisse First Boston S.A. CTVM, headquartered at Avenida Brigadeiro Faria Lima, 3.064/13° andar, São Paulo – SP, CEP 01.451-000.

The acquisition of the shares shall be conducted by the Management of BT and shall be subject to the guidelines set by the Buy-Back Shares Committee meeting held on July 18, 2003, of which the Minutes shall be filed at the headquarters of BT and taken into consideration by the Board of Directors.

The Board of Directors recommended that the Buyback Shares Committee evaluate the performance and results of the Program, as well as other alternatives to implement other programs, to be presented to the Board.

4. Furthermore, the board members unanimously approved the disposal of goods, which are part of assets of BT, as proposed by the Board.

5. In conclusion, a proposal for summons and execution of the Extraordinary Shareholders’ Meeting to discuss the inclusion of the new chapter (“General Provisions”) in the Company Bylaws was presented as the last item of the order of the day.

The summons of the Extraordinary General Shareholders’ Meeting, which will be held to discuss the inclusion of some articles in the chapter “Board of Directors” and in the chapter “General Provisions” was unanimously approved, as follows:

Art. 28-A – The following shall not be elected to the Board of Directors (i) those who occupy positions in companies that are considered competitors in the market, in particular, in advisory administration or fiscal committees; or (ii) have interests which conflict with those of the Company.

Paragraph 1 - The Board member appointed by the undersigned company of the shareholder’s agreement filed at the headquarters of the Company which are directly or indirectly involved in competition, shall not be allowed to vote in matters that, due to the competitive case, imply in a conflict of interests.

Paragraph 2 – It is the responsibility of the Chairman of the Board to declare the suspension of the vote of the impeded board member.

and chapter (“General and Transitory Dispositions”)

Art. 47 – The corporate entities shall, within the scope of their attributions, use all the provisions required to prevent the company from being impeded, in relation to the breach of the provisions of article 68 of Law No. 9.472, of 07/16/97, and its regulation, from exploring directly or indirectly telecommunication service concessions or licenses.

Paragraph 1 - The company shall not register the acquisition of shares of its issuance which are deemed to create the impediment mentioned in the article herein.

Paragraph 2 - The shareholder that, due to his/her ownership of shares, is involved in the impediment mentioned in the article herein, is bound to not exercising the right to vote in the circumstance of impediment, with no detriment to the attributions of the Annual Shareholders’ Meeting set forth in article 120 of Law no. 6.404/76.

The proposals and documents presented at this meeting by the Management of BT are signed by the Chairman and secretary of the meeting and shall be filed at the headquarters of the Company.

Rio de Janeiro, August 05, 2003.

Eduardo Seabra Fagundes	Antonio Amaro Ribeiro de Oliveira
Chairman of the Meeting	Secretary of the Meeting

Investor Relations (55 61) 415-1140 ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations (1 212) 983-1702 ivette.almeida@annemcbride.com

FREE TRANSLATION

BRASIL TELECOM S.A.

Corporate Taxpayer Registration CNPJ/MF: 76.535.764/0001-43
Board of Trade NIRE: 53 3 0000622 9
Publicly Traded Company

SUMMONS NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders of Brasil Telecom S.A. (“Company”) are being summoned to the Extraordinary General Shareholders’ Meeting to be held at 02:00 p.m., on September 08, 2003, at the Company’s head office located in the city of Brasília, Federal District, at SIA Sul, ASP, Lote D, Bloco B, to deliberate over the following Order of the Day:

1.     Approve the inclusion of the Article 28-A “Board of Directors” in the Company’s Bylaws, as follows:

“Article 28-A – The following shall not be elected to the Board of Director s (i) those who occupy positions in companies that are considered competitors in the market, in particular, in advisory committees, board of directors or fiscal council; or (ii) have interests which conflict with those of the Company.

First Paragraph — The Board member appointed by the undersigned company of the shareholder’s agreement filed at the headquarters of the Company which are directly or indirectly involved in competition, shall not be allowed to vote in matters that, due to the competitive case, imply in a conflict of interests.

Second Paragraph — It is the responsibility of the Chairman of the Board to declare the suspension of the vote of the impeded board member.”

2.     Approve the inclusion of the Article 47 in the Company’s Bylaws, as follows:

“Article 47 – The Company’s corporate entities shall, within the scope of their attributions, use all the provisions required to prevent the company from being impeded, in relation to the breach of the provisions of article 68 of Law No. 9.472, of 07/16/97, and its regulation, from exploring directly or indirectly telecommunication service concessions or licenses.

First Paragraph — The Company shall not register the acquisition of shares of its issuance which are deemed to create the impediment mentioned in the article herein.

Second Paragraph — The shareholder that, due to his/her ownership of shares, is involved in the impediment mentioned in the article herein, is bound to not exercising the right to vote in the circumstance of impediment, without affecting the General Meeting attributions foreseen in article 120 of Law No. 6.404/76.”

GENERAL INFORMATION:

All powers of attorney to vote at the Ordinary and Extraordinary General Shareholders’ Meeting must be delivered to the attention of the Company’s legal department at the Company’s head office located in the city of Brasília, Federal District, at SIA Sul, ASP, Lote D, Bloco B, at least 2 (two) business days prior to the date of the Meetings.

Shareholders whose shares are registered with a custodian agent, who wish to vote their shares at the Extraordinary General Shareholders’ Meeting, must present a statement issued by the custodian agent no more than 2 (two) business days prior to the date of the Meetings, indicating the amount of shares of the Company held by such shareholders as of such date.

Brasília, Brazil, August 6, 2003.

Eduardo Seabra Fagundes
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2003

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer